Exhibit 99.1

Statement on Manufacturing

February 1, 2021 – In order to respond to an increased global demand, we plan to manufacture two billion doses of our COVID-19 vaccine in 2021 by expanding the previously expected output of 1.3 billion doses by more than 50%. We are on track to scale-up our manufacturing capacities.

In particular, the implementation of three key initiatives is making good progress: First, the modification of production processes at Pfizer’s facility in Puurs, Belgium, has been successfully completed. Now, we are back to the original schedule of vaccine dose deliveries to the European Union. Second, BioNTech’s manufacturing site in Marburg has received a manufacturing license and will be able to start production for validation by EMA in February in line with our previously announced plans. Third, our European manufacturing network has continually expanded – from three partners in December 2020 when we received our first authorizations to 13 currently (including the Marburg facility). We’re further strengthening this network, and are now in discussions with additional qualified partners on potential new agreements.

Pfizer and BioNTech continue to work toward increased deliveries beginning the week of February 15, ensuring we will supply the full quantity of vaccine doses in the first quarter we contractually committed to and up to an additional 75 million doses to the European Union in the second quarter.

BioNTech Forward-looking Statements

This statement contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer regarding a COVID-19 vaccine; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimate for 2021 as well as the timing and expectations of manufacturing capacities of the manufacturing network. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report for the Three and Nine Months Ended September 30, 2020, filed as Exhibit 99.2 to its Current Report on Form 6-K filed with the SEC on November 10, which is available on the SEC’s website at www.sec.gov. All information in this statement is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

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